                                                                    Exhibit 99.4

                                                        Wednesday, July 17, 2002





                  CELESTICA ANNOUNCES NORMAL COURSE ISSUER BID

          Celestica to repurchase up to 5% of Subordinate Voting Shares



TORONTO, Canada - Celestica Inc. (NYSE, TSE: CLS), a world leader in electronics manufacturing services (EMS), today announced its intention to launch a Normal Course Issuer Bid, subject to the approval of the Toronto Stock Exchange. If approved, the company will be authorized to repurchase, at its discretion during the next 12 months, up to 5% of the company's subordinate voting shares on the open market subject to the normal terms and limitations of such bids.

"We feel that Celestica represents a leadership franchise in the EMS industry with exceptional financial strength," said Anthony Puppi, executive vice president and CFO. "This stock repurchase program is a reflection of the confidence we have in the company and the commitment we have to using our balance sheet strength to generate economic value."

ABOUT CELESTICA
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Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). With 2001 revenues in excess of US$10 billion, Celestica is a global operator of a highly sophisticated manufacturing network, providing a broad range of services to leading OEMs (original equipment manufacturers) in the information technology and communications industries. Unrivalled in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency. Celestica has more than 40,000 employees in over 40 locations in the Americas, Europe and Asia.

For further information on Celestica, visit its Web site at www.celestica.com. The company's security filings can also be accessed at www.sedar.com and www.sec.gov.

SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT
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STATEMENTS CONTAINED IN THIS PRESS RELEASE WHICH ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISK AND UNCERTAINTIES WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN THE FORWARD-LOOKING STATEMENTS. AMONG THE KEY FACTORS THAT COULD CAUSE SUCH DIFFERENCES ARE: THE LEVEL OF OVERALL GROWTH IN THE ELECTRONICS MANUFACTURING SERVICES (EMS) INDUSTRY; LOWER-THAN-EXPECTED CUSTOMER DEMAND; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; DEPENDENCE ON THE COMPUTER AND COMMUNICATIONS INDUSTRIES; DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS; AND THE ABILITY TO MANAGE EXPANSION, CONSOLIDATION AND THE INTEGRATION OF ACQUIRED BUSINESSES. THESE AND OTHER FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT www.sedar.com AND http://www.sec.gov.

AS OF ITS DATE, THIS PRESS RELEASE CONTAINS ALL MATERIAL INFORMATION ASSOCIATED WITH THIS EVENT.


Contacts:
Laurie Flanagan                                     Paul Carpino
Celestica Global Communications                     Celestica Investor Relations
(416) 448-2200                                      (416) 448-2211
media@celestica.com                                 clsir@celestica.com